EXHIBIT 99.1

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

DEBT AND PREFERRED STOCK SECURITIES RATINGS

	Standard & Poor’s Corporation	Moody’s Investors Service	Fitch, Inc.
At September 30, 2003
Household International, Inc.
Senior debt	A	A2	A
Preferred stock	BBB+	Baa1	A-

Household Finance Corporation
Senior debt	A	A1	A
Senior subordinated debt	A-	A2	A-
Commercial paper	A-1	P-1	F-1

HFC Bank plc
Senior debt	A	A1	A
Commercial paper	A-1	P-1	F-1

Household Bank (SB), N.A.
Senior debt	A	A1	A